Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 23, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 23, 2006 [English translation].

10/26

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

Oct 23, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Shinko Sugar Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation, Shinko Sugar Co., Ltd. has revised its projections on performance for the fiscal year ending March 31, 2007 (April 1, 2006 to March 31, 2007) announced on April 26, 2006.

Attachment:

Disclosed material of Shinko Sugar Co., Ltd.

(This is an English translation of the Japanese original)

October 20, 2006

Company Name: Shinko Sugar Co., Ltd.
JASDAQ Securities Exchange Code: 2113
Contact: Yasunobu Yamaguchi, Director
Tel. +81-6-6939-1201

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2006 announced at the time of our disclosure of financial statements for FY2005 ended March 31, 2006 as follows:

1. Revision of Projected Figures for the Performance of Fiscal Year Ending March 31, 2007

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	11,700	400	230
Currently revised projections (B)	11,400	470	370
Change (B-A)	△300	70	140
Rate of Change (%)	△2.7	17.5	60.9
Performance of previous term; the fiscal year ended March 31, 2006	11,263	430	242

(For reference) Projected Net Income per share: 32.14Yen

(2) Revision of Projected Figures (consolidated basis) for the Performance of Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 26, 2006)	12,000	430	260
Currently revised projections (B)	11,600	600	500
Change (B-A)	△400	170	240
Rate of Change (%)	△3.3	39.5	92.3
Performance of previous term; the fiscal year ended March 31, 2006	11,515	474	256

(For reference) Projected Net Income per share: 43.43Yen

2. Reasons of Revision

Firstly, total trading transactions for FY2006 is prospected to decrease from the previous projection due to weakening in the sugar market.
Secondly, the net income is forecasted to be ahead of the early announcement. This is mainly due to gain on sales of investments in the second half of this year.
Thirdly, the ordinary income and the net income are forecasted to increase as a result of plans for sales of unused land in our affiliated company.